SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE LAUNCHES SEVENTEEN NEW PROMOTIONS-BASED

PROGRAMS THIS PAST MONTH

January 12, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, announced today the launch of seventeen new promotions over the past month between 1st December 2015 and 30th December 2015.

The seventeen campaigns were launched for nine unique clients and sixteen unique brands across the US, Canada and the UK, eight of whom were repeat clients expanding their promotions efforts through Snipp’s platforms.

David Hargreaves, Chief Client Officer of Snipp, said, “We are very pleased to strengthen our relationships with an increasing numbers of clients who are finding value in the effectiveness and scalability of our processing platforms. We’re honored that these industry giants have once again recognized our solutions for the value they deliver to their customer engagement efforts, and we look forward to rolling out additional implementations as we ramp up growth in the new year.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases. The programs are also available at www.snipp.com/clients.

Mediterranean Dips and Spreads Brand Launches SnippCheck Promotion to Incent Sales. For this promotion, consumers who purchase qualifying branded food products in a single transaction from any retailer during the reward period can submit a picture of their receipt via text, email or web upload. Once validated by SnippCheck, they win one five-dollar digital Prepaid Visa Reward.

US Movie Ticketing Behemoth Launches Additional Text-based Promotions. This long-term Snipp client has launched a new text-based sales promotion whereby consumers who purchase three participating products in one transaction at specific grocery chains can text their receipt and, once validated through SnippCheck, receive a code to redeem for a five-dollar movie rental.

Multinational Coupon Company Launches Multiple SnippCheck-enabled Rebate Promotions in US and UK. This leading coupon site and repeat Snipp client has put six US-based rebate promotions in play, as well as two in the UK this month, all of which are enabled by an API integration with SnippCheck, Snipp’s Receipt Processing Platform. For each individual promotion, customers can simply upload their qualifying purchase receipts via the company’s app, for SnippCheck to seamlessly validate and prompt redemption.

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At a leading coffee company and coffeehouse chain, customers who purchase five dollars or more in one transaction during the promotions period can receive a two dollar PayPal rebate.

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At a leading North American arts and crafts retail chain, customers who spend twenty-five dollars or more before tax in one transaction during the promotions period can receive a ten -dollar rebate through PayPal.

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At an American upscale fashion retailer, customers who spend a hundred dollars or more before tax in one transaction during the promotions period can receive a ten-dollar rebate through PayPal

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Customers who spend fifty dollars or more on qualifying products in one transaction on the online web store of this American multinational telecommunications corporation, and pick their purchases up in-store, can receive a ten-dollar rebate through PayPal.

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Customers who purchase fifty dollars or more in accessories at another leading American telecommunications corporation online and pick purchase up in-store can earn a ten-dollar PayPal rebate.

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At this American department store chain, purchases of sixty dollars or more at specific regional locations earns a five-dollar PayPal rebate.

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At this London-headquartered high street fashion brand, participants who spend fifty pounds or more before tax in one transaction during the promotional period will receive five pounds in cash back through PayPal.

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Customers who spend twenty-five pounds at this Swedish fast-fashion clothing store in one transaction during the promotional period will receive five pounds cash back through PayPal.

Leading American Multinational CPG Company Launches Magazine Subscription Promotion through SnippCheck. Consumers who purchase three qualifying products of this CPG Oral Care brand in one transaction can submit their purchase receipt by text, email, or web upload to a special promotional website. Once validated by SnippCheck, they will receive a year’s subscription to a leading fashion and beauty magazine.

Leading Snack Food Manufacturing Company Launches Code-on-Pack Promotion. Consumers who purchase specific snack food products from this leading packaged foods brand can submit their receipt by texting an offer keyword found on-pack. Validated submissions will receive a code to redeem for ten dollars towards an iPhone case of their choice.

American Petroleum and Petrochemical Manufacturer Launches Vacation Coupon Promotion. By submitting two receipts showing a purchase of eight gallons of gas from any of this petroleum company’s branded gas stations, customers can receive a discount coupon worth fifty percent off of an adventure package at a leading resort destination. SnippCheck will validate receipts uploaded via MMS, email and web upload to a promotional microsite.

Premier European Foods Brand Launches Two Points-Based Rewards Promotions Through SnippCheck. In order to encourage sales of select branded pasta products in the US, these two separate promotions both reward consumers with points that can be redeemed across a mobile loyalty platform for a variety of digital rewards. An API integration with the Snipp Receipt Processing Platform is set up to manage and validate receipts of the qualifying purchases, that are uploaded to the client’s microsite, as per submission requirements in both cases.

Multinational Pharmaceutical Company Initiates Innovative Widget-Based Promotion. Consumers who purchase a specific set of stop-smoking branded products at a giant American discount retailer will receive a brochure to be scratched off each day, as part of this unique promotion. On day three, they can receive a coffee coupon, on day six, they can receive a personal products coupon and on day fourteen, they can receive a five-dollar e-gift card as rewards. Rewards can be redeemed by uploading the scratched off brochure to a Snipp Widget on the client’s website.

Global Consumer Goods Company Launches UK-Based Rebate Promotion for Snack Product. Consumers who purchase a stickered promotional pack of this branded sausage snack product from a participating UK retailer can submit their receipts to claim their money back via a BACS payment into their bank account. Receipts will be validated via an API integration with SnippCheck.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, Ireland, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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